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                               Exhibit 28.2


                     Press Release Dated April 12, 1995




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                         CHATTEM ANNOUNCES AGREEMENT
                         ---------------------------
                              TO SELL CHEMICALS
                              -----------------
                       DIVISION TO ELECTROCATALYTIC, INC.
                       ----------------------------------

CHATTANOOGA, TENNESSEE (APRIL 12, 1995) - CHATTEM, INC. (NASDAQ NMS CHTT) announced today that it has entered into an agreement to sell it's Specialty Chemicals division to Elcat, Inc., a privately held company based in Warren, New Jersey. Under the terms of the agreement, Chattem will be paid $25 million consisting of $20 million in cash and $5 million of 13.125% convertible preferred stock. The cash proceeds will be used to reduce indebtedness.

As a part of the purchase, Elcat will maintain the operations of the acquired business in Chattanooga, without any disruptions in the work force, curtailment of any lines of business or loss of Chattem's quality and technical service to its served markets and loyal customer base. Elcat's initial activities will involve investment in corporate R&D facilities and in new process technology at the existing site to support the anticipated growth in new products and markets.

The agreement is subject to the satisfaction of certain conditions prior to closing, including regulatory and financing approvals and due diligence. It is presently anticipated that the transaction will close by May 15, 1995.

In commenting on the agreement, Chattem Chairman and President Zan Guerry said, "We are very pleased with the terms of the agreement we have reached with Elcat for the sale of the Chattem Chemicals division. This agreement allows us to reduce indebtedness and focus our efforts on our expanding consumer products business, while at the same time selling our Chemicals division to a growing company with unique technology, and a global presence through it's wholly owned subsidiary, Electrocatalytic, Inc. The importance of maintaining the Chemical business in Chattanooga was recognized by both parties. Financially, by receiving the Elcat convertible preferred stock we can share in the exciting upside that we expect Elcat to experience. The combination of earnings from the preferred stock and lower interest expense associated with the repayment of debt should offset to a large degree the loss of income from the Specialty Chemicals division."

Chattem, Inc. is a manufacturer of nationally branded health and beauty aids. Elcat, through Electrocatalytic Inc., provides electrochemical process technology and custom designed systems throughout the world.